PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

30 November 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs,

GKN plc:-

Sale of 50% stake in AgustaWestland
Purchase of own shares held in Treasury

For your information I enclose copies of the above announcements.

Yours faithfully,

S. DeRitter

pp **David Pavey**
Assistant Company Secretary

Enc

dlw 1/31

30 November 2004

GKN completes sale of 50 per cent stake in AgustaWestland

GKN plc has today completed the sale of its 50 per cent interest in AgustaWestland N.V., together with related property at Yeovil, to Finmeccanica SpA for an aggregate cash consideration of £1,063.5 million.

£1,028.5 million was received on completion and, as previously announced, the balance of £35 million will be held in escrow pending the award by the UK Ministry of Defence of certain contracts relating to the upgrade or modification of its fleet of Lynx helicopters.

Further enquiries: GKN Corporate Communications
+ 44 (0) 20 7463 2354